DO ONLY GOOD CERTIFIED PET NUTRITION, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Do Only Good Certified Pet Nutrition, LLC
Westlake Village, CA

We have reviewed the accompanying financial statements of Do Only Good Certified Pet Nutrition, LLC (a limited-liability company), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 7, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 4,285	$ 390
Accounts Receivable	4,812	5,976
Inventory	289,553	158,974
TOTAL CURRENT ASSETS	298,651	165,340
NON-CURRENT ASSETS		
Furniture	5,100	-
Trademark	3,556	3,556
Security Deposit	200	-
Accumulated Amortization	(1,067)	(830)
Accumulated Depreciation	(1,700)	-
TOTAL NON-CURRENT ASSETS	6,089	2,726
TOTAL ASSETS	304,740	168,066
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	361,168	98,873
Notes Payable	70,145	-
Line of Credit	43,168	45,393
Related Party Notes Payable	21,023	-
Due to Distributor	10,000	-
TOTAL CURRENT LIABILITIES	505,504	144,266
NON-CURRENT LIABILITIES		
Related Party Note Payable	-	20,171
TOTAL LIABILITIES	505,504	164,437
MEMBERS' EQUITY		
Contributed Capital	576,175	406,315
Retained Earnings (Deficit)	(776,939)	(402,686)
TOTAL MEMBERS' EQUITY	(200,763)	3,629
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 304,740	$ 168,066

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 187,334	$ 49,313
Cost of Goods Sold	(134,237)	(31,582)
Gross Profit	53,097	17,731
Operating Expense		
General & Administrative	182,480	67,042
Selling & Marketing	98,548	77,060
Professional Fees	98,014	91,517
Research & Development	7,171	397
Depreciation	1,700	-
Amortization	237	237
	388,150	236,253
Net Income from Operations	(335,052)	(218,521)
Other Income (Expense)		
Tax Expense	(1,829)	(938)
Interest Expense	(37,371)	(5,937)
Net Income	$ (374,252)	$ (225,396)

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (374,252)	$ (225,396)
Change in Accounts Payable	262,294	83,873
Due to Distributor	10,000	-
Depreciation	1,700	-
Change in Accounts Receivable	1,163	(3,018)
Amortization	237	237
Change in Line of Credit	(2,225)	45,393
Change in Inventory	(130,579)	(127,762)
Net Cash Flows From Operating Activities	(231,662)	(226,672)
Cash Flows From Investing Activities		
Change in Security Deposit	(200)	-
Purchase of Furniture	(5,100)	-
Net Cash Flows From Investing Activities	(5,300)	-
Cash Flows From Financing Activities		
Contributed Capital	169,860	256,099
Change in Notes Payable	70,145	-
Change in Related Party Loan	853	(4,829)
Retained Earnings Adjustment	-	(28,829)
Net Cash Flows From Investing Activities	240,858	222,441
Cash at Beginning of Period	390	4,622
Net Increase (Decrease) In Cash	3,895	(4,232)
Cash at End of Period	$ 4,285	$ 390

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

DO ONLY GOOD CERTIFIED PET NUTRITION, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance at December 31, 2017	$ 150,216	$ (148,461)	$ 1,755
Contributed Capital	256,099		256,099
Retained Earnings Adjustment		(28,829)	(28,829)
Net Income		(225,396)	(225,396)
Balance at December 31, 2018	$ 406,315	$ (402,686)	$ 3,629
Contributed Capital	169,860		169,860
Net Income		(374,252)	(374,252)
Balance at December 31, 2019	$ 576,175	$ (776,939)	$ (200,763)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Do Only Good Certified Pet Nutrition, LLC ("the Company") is a limited-liability corporation organized under the laws of California. The Company is a dog food manufacturer.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2019 & 2018 and has limited liquidity at year end.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at the lower of historic cost or market value.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main line of business is selling various canned and dry dog foods.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangibles

The Company amortizes intangible assets on a straight-line basis over management's estimate of each assets.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- COMMITMENTS AND CONTINGENCIES

At the end of 2019, the Company terminated a partnership with a distributor. As a part of the partnership agreement, the Company is required to repurchase any unsold inventory back from the distributor. The Company valued the unsold inventory at approximately $10,000, while the distributor valued the inventory at $24,000. The parties are currently in mediation. The amount of this liability has been including on the balance sheet as Due to Distributor. The Company believes the distributor will accept its initial offer and, thus, has not accrued any additional liability.

NOTE D- DEBT

In 2018, the Company issued a note payable in exchange for $20,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 5% per annum and has a term of one year. The Note was issued to Jeffrey Kazmark, an equity holder of the Company. The Note's maturity date was subsequently extended to November 2020. The Company capitalized $852 and $171 in interest associated the Notes in 2019 & 2018, respectively.

In 2019, the Company obtained a line of credit with a limit of $40,000. The Company will pay $4,191 per month over the one-year term. Financing costs associated with the line of credit amount to $10,287 and a monthly fee of $20.

In 2019, the Company obtained a line for credit with a limit of $4,600. The line of credit bears an interest rate of 22.5% per annum.

In 2019, the Company issue promissory note in exchange for $13,000 for the purpose of funding continuing operations ("the Note"). The Company will pay $1,347 per month over the one-year term. Financing costs associated with the Note amount to $4,511.

In 2019, the Company issued a promissory note in exchange for $47,500 for the purpose of funding continuing operations ("the Note"). The Company will pay $4,329 per month over the one-year term. Financing costs associated with the Note amount to $8,783.

2019, the Company issued a series of promissory notes in exchange for $34,300 for the purpose of funding continuing operations ("the Notes"). Payments for these notes range from $268-$651 per month over the one-year terms. Financing costs associated with the Notes amount to $13,377.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 7, 2020, the date that the financial statements were available to be issued.